UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2026

Commission File Number: 001-40753

ICECURE MEDICAL Ltd.
(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

In June 2026, IceCure Medical Ltd. (the “Company”) submitted an application to the American Medical Association for a permanent Current Procedural Terminology (“CPT”) category I code to replace the currently in-place CPT category III code describing the use of cryoablation for treating cancerous breast tumors. The American Medical Association reviewed the Company’s application during its September 2026 CPT Editorial Panel meeting, where the Company and supporting medical societies provided information, support and advocated for the requested transition from the current CPT category III code to a permanent CPT category I code. On October 2, 2026, the American Medical Association published the decision of its CPT Editorial Panel, which determined that the transition to a permanent CPT category I code is premature at this time and it did not approve the Company’s requested change. The decision by the American Medical Association’s CPT Editorial Panel provides additional time for the Company to continue expanding clinical evidence, increasing utilization of the Company’s ProSense system, and working closely with leading medical societies toward a potential resubmission of the CPT category I code request in June 2027.

The decision of the American Medical Association’s CPT Editorial Panel has no impact on the temporary CPT Category III code, which remains in place and allows facilities to be paid by Centers for Medicare and Medicaid Services (“CMS”) for the ProSense procedure at approximately $4,000 for the facility fee, and does not affect the Company’s ability to continue its commercial activities under the existing CPT Category III reimbursement framework with CMS.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (333-298361, 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission (the “SEC”), to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses its expectations with respect to the potential resubmission to the American Medical Association of an application for a CPT category I code request in June 2027. All statements other than statements of historical facts included in this Report of Foreign Private Issuer on Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 17, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: October 5, 2026	By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

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